

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2013

Mr. Garth McIntosh
Chief Executive Officer
Canwealth Minerals Corporation
1376 Perrot Boulevard
Ile Perrot
Quebec, Canada J7V 7P2

> **Re:** **Canwealth Minerals Corporation**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed September 19, 2013**
> **File No. 333-189845**

Dear Mr. McIntosh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter to you dated August 2, 2013. Please explain to us the reason why you "have not produced any of the written communications or research reports requested by the Commission."

Cover Page

2. Please delete the language "until . . . quoted . . . and thereafter at prevailing market prices," and state the price you intend to sell at.

Prospectus Summary, page 2

3. Please revise your "Description of Business" to clarify that you have not begun operations, have not hired any employees, have not generated any revenues and have not begun any mine development.

Use of Proceeds, page 9

4. We note your response to comment 8 of our letter to you dated August 2, 2013. As we requested, please disclose the amount of the proceeds that will be paid to an affiliate. As required by Item 504(4), disclose the interest rate and maturity of indebtedness you intend to discharge.

Description of our Company, page 11

5. As required by Item (h)(4)(xii), please revise the section to disclose the number of employees.

Canada Mining Legislation and Regulation, page 12

6. We note your response to comment 10 of our letter to you dated August 2, 2013. Please revise this section as follows:
    - as required by Item (h)(4)(viii) please revise the section to explicitly identify all government approvals you need to operate and the whether you have secured those approvals;
    - as required by Item (h)(4)(xi) please revise the second paragraph to disclose the costs and effects of compliance with environmental laws; and
    - revise the third paragraph to disclose whether you have obtained the permission of the current holder of non-mining rights to each parcel of land on which you have mining rights.

Description of Properties page 13

7. We note that you disclose the costs associated with your short-term and long term goals. Please disclose additional detail regarding the specific activities and costs associated with each of these goals.

8. We note the disclosure throughout your filing referencing mining activities and mining plans. The term mining generally implies development or production stage activities. As a company without a mineral reserve, you must be in the exploration stage pursuant to the

definitions in paragraph (a) (4) of Industry Guide 7. Please revise to remove terms such as mining activities and mining plans and instead refer to your activities as exploration stage activities.

9. We note your response to comment 14 from our letter dated to you August 2, 2013 and we partially reissue the comment. Please disclose the type of right or claim for each of your properties. For example, disclose if the claim is a lode or placer claim. Additionally, under the description of each property include the specific fees paid to obtain your claims and the specific amounts required to keep these claims in good standing.

10. We note your response to comment 15 from our letter to you dated August 2, 2013 and we partially reissue the comment. Please disclose any infrastructure located on your property, including the source of power and water.
Additionally, under the description of each property please disclose that the property is without mineral reserves and the work to be performed is exploratory in nature.

11. We note your disclosure indicating that grab samples have been taken on each of your properties. Under the description of each property please fully discuss the number of samples taken and an overview of the results of these samples. Please include the number of samples taken, the sample identification number, the coordinates or location of the sample, and the weight of the grab sample. Additionally, include a discussion of the quality control procedures associated with your sampling and the laboratory in which the samples were analyzed.

12. We note your response to comment 18 from our letter to you dated August 2, 2013. Please disclose that current management has not visited your properties.

13. We note your response to comment 20 from our letter to you dated August 2, 2013 and we partially reissue the comment. Please disclose the specific permits that the company currently holds and those that will be required to perform exploration activities. Include a discussion of managements view in regards to the likelihood of obtaining these permits.

Management's Discussion and Analysis, page 22

14. We note your response to comment 22 of our letter to you dated August 2, 2013. As we requested, please revise this section to provide the disclosure required by Item 303 including quantifying your material commitments and the source of funds including, but not limited to, quantifying your commitment to spend $1,200 in exploration costs on each of your 164 mining claims, your commitment to pay a rental fee for each of your 164 mining claims and pay rental fees for each of your seven mining leases.

Executive Officers and Directors, page 30

15. We note your response to comment 23 of our letter to you dated August 2, 2013. We further note that you have only one person who serves as your sole director and your sole executive officer. As required by Item 401(a) disclose the period during which Mr. McIntosh has served in these positions. As required by Item 401(e) please revise this section to provide more detail as to Mr. McIntosh's business experience including the name and principal business of each of the "variety of private and public corporations" for which Mr. McIntosh worked. Please describe the "nature of the responsibility" undertaken by Mr. McIntosh in prior positions. Disclose whether or not he has any experience in the mining industry.

Notes to Financial Statements

16. You disclose on page 21 that you own mining claims in seven properties. This is consistent with other disclosures that you own mining claims in seven properties on pages 1, 13 and 15. However, you also disclose in your audited financial statements that you own mining claims in nine properties on pages F-8 and F-23. Please clarify this discrepancy and disclose the locations of the mineral properties that you own.

17. We also note that on August 26, 2013 you re-acquired 140 mining claims from an agent for an aggregate purchase price of CAD$ 14,000 in exchange for a promissory note due on August 26, 2014. With a view toward expanded disclosure please include a subsequent events footnote in your June 30, 2013 financial statements and disclose if the re-acquired 140 mining claims increase the number of mineral properties that you own.

Signature Page

18. The Chief Accounting Officer has to sign in that capacity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley at (202) 551-3695 or Gustavo A. Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or Mark S. Webb, Legal Branch Chief at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief